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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re NACR, the Largest Avaya Certified Diamond & Platinum Business Partner and Three-Star Service Provider Selects MTS as Value-added Partner for Telemanagement Solutions and Customer Care dated November 2, 2004.


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                                                                          ITEM 1



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Press Release                                                        Source: MTS

NACR, the Largest Avaya Certified Diamond & Platinum
Business Partner and Three-Star Service Provider Selects MTS as Value-added Partner for Telemanagement Solutions and
Customer Care

Tuesday November 2, 8:32 am ET

RA'ANANA, Israel, Nov. 2 /PRNewswire-FirstCall/ -- NACR -- (North American Communications Resource, Inc.) the largest Avaya certified Diamond & Platinum Business Partner and Three-Star Service Provider and MTS IntegraTRAK a wholly owned subsidiary of MTS -- Mer Telemanagement Solutions Ltd. (Nasdaq SmallCap:
MTSL - News), a global provider of Operations Support Systems (OSS) for comprehensive Telecommunication Management and Customer Care & Billing solutions, today announced that NACR would resell MTS' Application Suite to provide a complete telemanagement solution including web-based reporting, billback and customer care for its Avaya customers.

NACR has one of the largest Avaya customer bases nationwide and this partnership gives them an opportunity to strengthen their relationship with their customers in offering them the latest state of the art Telecom Expense Management system. Their customers will be able to better monitor, control and manage their telecommunications expenses. The company distinguishes itself in the market through its ability to design customized large enterprise solutions in a converged environment and respond quickly to complex requests, as well as its willingness to tailor its processes to specific customer needs.

MTS provides a unique Application Suite platform that allows organizations and enterprises to track their communications usage as well as budgeting, charging back to departments, user-centric consolidated reporting, moves/adds/changes
(MACs) and invoice management including bill verification and reconciliation. MTS Telecommunications Management solutions are used by enterprises, organizations and service providers to improve the efficiency, performance and accountability of all telecommunication and information technology operations from basic call accounting to full IT Service management.

Eytan Bar, MTS' President and Chief Executive Officer commented: "We are pleased to work together with NACR in supplying a complete end-to-end telecommunications solution, which will enable customers to take full advantage of their resources, while reducing their expenses and improving productivity. Our objective is to enhance market penetration through partnerships with leading telecommunications solutions providers."

NACR CEO Tom Roles stated, "This partnership will enable us to position products and services to our customers outside of the standard telephony offering."

About NACR

Headquartered in Eagan, MN, and launched in 1993 with only five employees, NACR has grown to more than 320 employees and 55 locations across the country. As the largest Avaya certified dealer worldwide, NACR has the comprehensive solution approach, technical expertise, and world-class facilities to meet business needs for everything from converged platforms to ongoing maintenance and repairs. For more information, call 1-888-321-NACR (6227) or visit on the Web at nacr.com.



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About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning and other revenue-generating applications.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executuve Officer



Date: November 2, 2004